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                                                        OMB APPROVAL
                                             -----------------------------------
                                              OMB Number:............323-0145
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                    UNITED STATES             Expires:      December 31, 1997
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                 Washington, D.C. 20549       hours per response........14.90
                                             -----------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. 1         )
                                        ----------

                               Landec Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    514766104
             -------------------------------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

--------------------------------------------------------------------------------
CUSIP No. 514766100               SCHEDULE 13G              Page  2  of 10 Pages
          ---------                                             -----  -----
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Chase Venture Capital Associates, L.P.
           (f/k/a/ Chemical Venture Capital Associates, A California Limited
           Partnership)    13-337-6808
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
           California
--------------------------------------------------------------------------------
                         5     SOLE VOTING POWER
      NUMBER OF                 1,306,817
 SHARES BENEFICIALLY     -------------------------------------------------------
       OWNED BY          6     SHARED VOTING POWER
         EACH                   35,434
      REPORTING          -------------------------------------------------------
        PERSON           7     SOLE DISPOSITIVE POWER
         WITH                   1,306,817
                         -------------------------------------------------------
                         8     SHARED DISPOSITIVE POWER
                                35,434
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,342,251
--------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           11.9%
--------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 10 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer: Landec Corporation                               CUSIP Number: 514766100
------                                                   ------------
--------------------------------------------------------------------------------

Item 1.

         (a)      Name of Issuer:
                  ---------------
                  Landec Corporation

         (b)      Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------
                  3603 Haven Avenue
                  Menlo Park, California  94025

Item 2.

         (a)      Name of Person Filing:
                  ----------------------
                  Chase Venture Capital Associates, L.P. (f/k/a Chemical Venture Capital Associates, A California Limited Partnership)

                  Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

         (b)      Address of Principal Business Office or, if none, Residence:
                  ------------------------------------------------------------
                  380 Madison Avenue, 12th Floor
                  New York, New York  10017

         (c)      Citizenship:
                  ------------
                  See Row 4 on cover page

         (d)      Title of Class of Securities (of Issuer):
                  -----------------------------------------
                  Common Stock

         (e)      CUSIP Number:
                  -------------
                  See top of cover page

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  Not applicable.

Item 4.  Ownership


         (a)      Amount Beneficially Owned:
                  --------------------------
                  42,251.

                  This amount includes the following shares issuable upon the exercise by Mitchell Blutt, M.D. and Damion E. Wicker, M.D., directors of the Issuer, of options granted to them by the
                  Issuer: (i) 3,478 shares issuable pursuant to options which became exercisable at a rate of 1/48 monthly from December 14, 1993 so long as Dr. Blutt remains a director of the Issuer,
                  (ii) 3,478 shares issuable pursuant to options which became exercisable at a rate of 1/4 at May 25, 1996 and 1/48 per month thereafter so long as Dr. Blutt remains a director of the Issuer, (iii) 5,000 shares issuable pursuant to options which became

                               Page 3 of 10 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer: Landec Corporation                               CUSIP Number: 514766100
------                                                   ------------
--------------------------------------------------------------------------------

                  exercisable at a rate of 1/4 at January 26, 1997 and 1/48 per month thereafter as long as Dr. Blutt remains a director of the Issuer, (iv) 3,478 shares issuable pursuant to options granted to Dr. Wicker which are exercisable immediately, and
                  (v) 20,000 shares issuable pursuant to options which are exercisable immediately so long as Dr. Wicker remains a director of the Issuer. Drs. Blutt and Wicker are obligated to exercise each of the foregoing options upon the request of the Reporting Person and are obligated to transfer to the Reporting Person all shares issued upon the exercise of any of the foregoing options.

         (b)      Percent of Class:
                  -----------------
                  11.9%

         (c)      Number of shares as to which such person has:
                  ---------------------------------------------
                  (i)      1,306,817
                  (ii)     35,434
                  (iii)    1,306,817
                  (iv)     35,434

Item 5.  Ownership of Five Percent or Less of a Class

                  Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group

                  Not applicable.

Item 9.  Notice of Dissolution of Group

                  Not applicable.

Item 10. Certification

                  Not applicable.

                               Page 4 of 10 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer: Landec Corporation                               CUSIP Number: 514766100
------                                                   ------------
--------------------------------------------------------------------------------

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998        CHASE VENTURE CAPITAL ASSOCIATES, L.P.

                                By:  CHASE CAPITAL PARTNERS,
                                       its General Partner


                                By: /s/ Jeffrey C. Walker
                                    ---------------------------------
                                    Name:  Jeffrey C. Walker
                                    Title:   Managing General Partner

                               Page 5 of 10 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer: Landec Corporation                               CUSIP Number: 514766100
------                                                   ------------
--------------------------------------------------------------------------------


                                  EXHIBIT 2(a)
                                  ------------

         This statement is being filed by Chase Venture Capital Associates, L.P. (f/k/a Chemical Venture Capital Associates, A California Limited Partnership) (hereinafter referred to as "CVCA"), whose principal business office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. The general partner of CVCA is Chase Capital Partners (f/k/a Chemical Venture Partners), a New York general partnership ("CCP"), whose principal business office is located at the same address as CVCA.

         Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose principal business office address (except for Mr. Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                           John R. Baron
                           Mitchell J. Blutt, M.D.
                           Arnold L. Chavkin
                           Michael R. Hannon
                           Donald J. Hofmann
                           Stephen P. Murray
                           John M. B. O'Connor
                           Brian J. Richmand
                           Shahan D. Soghikian
                           Jeffrey C. Walker
                           Damion E. Wicker, M.D.

         Mr. Soghikian's principal business office address is c/o Chase Capital Partners, 125 London Wall, London EC2Y5AJ, England.

         Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation (f/k/a Chemical Capital Corporation), a New York corporation ("Chase Capital"), CCP Principals, L.P. (f/k/a CVP Principals, L.P.), a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal business office is located at the same address as CVCA. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation (f/k/a Chemical Banking Corporation), a Delaware corporation. The general partner of each of Principals and European Principals is Chase Capital. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

         The Chase Manhattan Corporation ("Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. Citizen.

                               Page 6 of 10 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer: Landec Corporation                               CUSIP Number: 514766100
------                                                   ------------
--------------------------------------------------------------------------------


                                                                      SCHEDULE A
                                                                      ----------

                            CHASE CAPITAL CORPORATION
                            -------------------------

                               Executive Officers
                               ------------------

 Chief Executive Officer                            William B. Harrison, Jr.*
 President                                          Jeffrey C. Walker**
 Executive Vice President                           Mitchell J. Blutt, M.D.**
 Vice President & Secretary                         Gregory Meridith*
 Vice President                                     George E. Kelts**
 Assistant Secretary                                Robert C. Carroll*

                                    Directors
                                    ---------

                            William B. Harrison, Jr.*
                               Jeffrey C. Walker**

----------
* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee of Chase and/or general partner of CCP. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.

                               Page 7 of 10 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer: Landec Corporation                               CUSIP Number: 514766100
------                                                   ------------
--------------------------------------------------------------------------------

                                                                      SCHEDULE B
                                                                      ----------

                         THE CHASE MANHATTAN CORPORATION
                         -------------------------------

                               Executive Officers*
                               ------------------

                           Walter V. Shipley, Chairman
                         Thomas G. Labrecque, President
                     William B. Harrison, Jr., Vice Chairman
               Donald L. Boudreau, Senior Executive Vice President
                  Marc Shapiro, Senior Executive Vice President
               Joseph G. Sponholz, Senior Executive Vice President

                                   Directors**


                             Principal Occupation or Employment;
 Name                        Business or Residence Address
 ----                        -----------------------------

 Hans W. Becherer            Chairman of the Board
                             Chief Executive Officer
                             Deere & Company
                             8601 John Deere Road
                             Moline, IL 61265

 Frank A. Bennack, Jr.       President and Chief Executive Officer
                             The Hearst Corporation
                             959 Eighth Avenue
                             New York, NY  10019

 Susan V. Berresford         President
                             The Ford Foundation
                             320 East 43rd Street
                             New York, NY  10017

 M. Anthony Burns            Chairman, President and CEO
                             Ryder System, Inc.
                             3600 N.W. S2nd Avenue
                             Miami, FL  33166

--------

* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

** Each of the persons named below is a citizen of the United States of America.

                               Page 8 of 10 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer: Landec Corporation                               CUSIP Number: 514766100
------                                                   ------------
--------------------------------------------------------------------------------

                             Principal Occupation or Employment;
 Name                        Business or Residence Address
 ----                        -----------------------------

 H. Laurance Fuller          Chairman of the Board and
                             Chief Executive Officer
                             Amoco Corporation
                             200 East Randolph Drive
                             Chicago, IL 60601

 Melvin R. Goodes            Chairman of the Board and
                             Chief Executive Officer
                             Warner-Lambert Company
                             201 Tabor Road
                             Morris Plains, NJ 07950

 William H. Gray, III        President and Chief Executive Officer
                             The College Fund/UNCF
                             8260 Willow Oaks Corporate Drive
                             P.O. Box 10444
                             Fairfax, VA 22031

 George V. Grune             Chairman of the Board and Chief Executive Officer
                             The Reader's Digest Association, Inc.
                             Chairman of the Board
                             The DeWitt Wallace-Reader's Digest Fund
                             Lila Wallace-Reader's Digest Fund
                             Reader's Digest Road
                             Pleasantville, NY 10570

 William B. Harrison, Jr.    Vice Chairman of the Board
                             The Chase Manhattan Corporation
                             270 Park Avenue, 8th Floor
                             New York, NY 10017-2070


 Harold S. Hook              Retired Chairman of the Board
                             American General Corporation
                             2929 Allen Parkway
                             Houston, TX  77019

 Helene L. Kaplan            Of Counsel
                             Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue-Room 29-72
                             New York, NY 10022

 Thomas G. Labrecque         President
                             The Chase Manhattan Corporation
                             270 Park Avenue, 8th Floor
                             New York, NY 10017-2070

                               Page 9 of 10 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer: Landec Corporation                               CUSIP Number: 514766100
------                                                   ------------
--------------------------------------------------------------------------------

                             Principal Occupation or Employment;
 Name                        Business or Residence Address
 ----                        -----------------------------

 Henry B. Schacht            Retired Chairman of the Board and Chief Executive
                               Officer
                             Lucent Technologies, Inc.
                             600 Mountain Avenue - Room 6A511
                             Murray Hill, NJ 07974

 Walter V. Shipley           Chairman of the Board
                             The Chase Manhattan Corporation
                             270 Park Avenue, 8th Floor
                             New York, NY 10017-2070

 Andrew C. Sigler            Retired Chairman of the Board
                               and Chief Executive Officer
                             Champion International Corporation
                             1 Champion Plaza
                             Stamford, CT 06921

 John R. Stafford            Chairman, President and Chief
                               Executive Officer
                             American Home Products Corporation
                             Five Giralda Farms
                             Madison, NJ  07940


 Marina v.N. Whitman         Professor of Business Administration
                               and Public Policy
                             The University of Michigan
                             School of Public Policy
                             411 Lorch Hall, 611 Tappan Street
                             Ann Arbor, MI 48109-1220

                              Page 10 of 10 Pages